As filed with the Securities and Exchange Commission on June 10, 1997

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                ELXSI Corporation
             (Exact name of Registrant as Specified in Its Charter)


             Delaware                                      77-0151523
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(State of Incorporation or Organization)       (IRS Employer Identification No.)

     4209 Vineland Road, Suite J-1,
          Orlando, Florida                                   32811
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(Address of Principal Executive Offices)                   (Zip Code)

If this form relates to the                    If this form relates to the
registration of a class of debt                registration of a class of debt
securities and is effective upon filing        securities and is become
pursuant to General Instruction A(c)(1)        effective simultaneously with
please check the following box |_|             the effectiveness of a concurrent
                                               registration statement under the
                                               Securities Act of 1933 pursuant
                                               to General Instruction A(c)(2)
                                               please check the following
                                               box |_|

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                      Name of Each Exchange on Which
      to be so Registered                      Each Class is to be Registered
      -------------------                      ------------------------------

              None                                            N/A


Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock Purchase Rights

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Item 1.  Description of Registrant's Securities to be Registered.

         The Board of Directors of ELXSI Corporation (the "Company") has declared a dividend distribution of one common stock purchase right (collectively, the "Rights") for each outstanding share of Common Stock, par value $.001 per share (the "Common Stock"), of the Company to holders of record of the Common Stock at the opening of business on June 16, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one share of Common Stock (or in certain circumstances, cash, property, or other securities of the Company), at a purchase price of $25.00, subject to adjustment (the "Purchase Price").

         The actual terms of the Rights are established under and set forth in a Rights Agreement, dated as of June 4, 1997 (the "Rights Agreement"), between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"). A conformed copy of the Rights Agreement (including a form of the certificate to represent the Rights) is filed herewith as Exhibit 1.1, and is hereby incorporated herein by reference. The following description of the Rights is qualified by reference to such Exhibit 1.1. Capitalized terms used but not otherwise defined herein have meanings ascribed to such terms in the Rights Agreement.

         Initially, the Rights will be evidenced by the certificates representing shares of Common Stock then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock, and become exercisable, at such time (if any) that is the earlier to occur of (as the case may be, the "Distribution Date"): (i) ten business days following the first date of public announcement (the "Stock Acquisition Date") that a person or group, together with such person's or group's Affiliates and Associates (as defined under specified rules of the Securities and Exchange Commission), has become the beneficial owner of 15% (35% in the case of the Milley Group Members (as hereinafter defined)) or more of the Common Stock (such a person or group, an "Acquiring Person"), and (ii) ten business days (or such later date as is determined by the Board of Directors, or if there previously has been an Adverse Change of Control, by a majority of the Continuing Directors (as such terms are hereinafter defined)) after the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% (35% in the case of the Milley Group Members) or more of the Common Stock. The "Milley Group Members" are (a) Alexander M. Milley (the Chairman of the Board, President and Chief Executive Officer of the Company, (b) his wife and children, (c) any guardian, representative, executor, estate, administrator or agent of Mr. Milley, his wife or children (but only with respect to any shares of Common Stock beneficially owned by any such guardian, representative, executor, estate, administrator or agent in its capacity as such), and (d) provided that Mr. Milley has voting power with respect to any shares of Common Stock held by any of the following: (x) any trust for the benefit of Mr. Milley, his wife or children, and (y) any corporation, partnership, limited liability company or other entity which Mr. Milley, his wife or any of his children may control. At the date hereof, the Milley Group Members, together with the Affiliates And associates thereof that own Common Stock, beneficially own approximately 23.3% of the outstanding Common Stock. For purposes of the foregoing, "beneficial ownership" is determined as provided under the Rights Agreement.


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         Until the  Distribution  Date: (i) the Rights will be evidenced only by the Common Stock certificates and will be transferred with such Common Stock certificates, (ii) new Common Stock certificates issued on or after the Record Date will contain a legend indicating that such certificates also represent Rights and incorporating by reference the terms of the Rights Agreement, and
(iii)  the  surrender  for  transfer  of  any   certificates  for  Common  Stock
outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

         The Rights will not be exercisable until the Distribution Date (if any) and will expire at the close of business on June 15, 2007, unless earlier redeemed or exchanged by the Company as described below.

         As  soon  as  practicable   after  any  Distribution   Date,   separate
certificates representing Rights, in the form of Exhibit A to the Rights Agreement ("Rights Certificates"), will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise provided by the Rights Agreement or determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, following the occurrence of such an event or any other Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any of its Affiliates or Associates will be null and void.

         After any Stock Acquisition Date, in the event that: (i) the Company consolidates or merges with any other person, and the Company is not the surviving corporation, (ii) any person engages in a share exchange, consolidation or merger with the Company where the outstanding shares of Common Stock of the Company are changed into or exchanged for stock, other securities of the other person, or cash or any other property, and the Company is the surviving corporation, or (iii) 50% or more of the Company's assets or earning power is sold or otherwise transferred, the Rights Agreements requires that proper provisions be made so that each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events set forth in this paragraph and the immediately preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of shares of Common Stock or other securities, cash or property issuable, upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the shares of the Company. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in the Purchase Price.


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         In  general,  the  Company  may redeem the Rights in whole,  but not in part, at a price of $.001 per Right (subject to adjustment), at any time before the earlier of the close of business on: (i) the tenth business day following any Stock Acquisition Date or (ii) the expiration date of the Rights. However, if the authorization to redeem the Rights occurs on or after the date that there shall have been a change in a majority of the Board of Directors of the Company as a result of a proxy or consent solicitation and a person or group that was a participant in such solicitation has stated (or if upon the commencement of such solicitation, a majority of the Board of Directors of the Company has determined in good faith) that such person or group (or any of its Affiliates or Associates) has taken or intends to take or may consider taking actions that would result in such person or group becoming an Acquiring Person or cause the occurrence of a Triggering Event (the existence of these circumstances being referred to as an "Adverse Change of Control"), then the redemption of the Rights will require the approval of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

         "Continuing Director" means: (i) any member of the Board of Directors of the Company who, while a member of such Board, is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, and was a member of such Board prior to the Record Date, or (ii) any person who subsequently becomes a member of such Board who, while a member of such Board, is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, if such person's nomination for election or election to the Board of Directors of the Company is recommended or approved by a majority of the Continuing Directors.

         At any time after a person or group becomes an Acquiring Person (but before such Acquiring Person owns 50% or more of the Common Stock), the Board of Directors of the Company may exchange the then outstanding and exercisable Rights (other than those owned by an Acquiring Person, or any of its Affiliates or Associates, that have become null and void as referenced hereinabove), for shares of Common Stock, each Right being exchangeable for one share of Common Stock, subject to adjustment.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Any of the provisions of the Rights Agreement may be amended or supplemented by the Board of Directors of the Company (without the approval of holders of Rights) prior to the earliest to occur of (i) a Distribution Date,
(ii) a Triggering Event or (iii) an Adverse Change of Control. After the first to occur of such events, the provisions of the Rights Agreement may be amended or supplement with the approval of a majority of the Continuing Directors (and without the approval of holders of Rights): (x) in any manner that will not adversely affect the interests of the holders of Rights (other than an Acquiring Person or its Affiliates or Associates), or (y) in order to cure any ambiguity or to correct or supplement any provision that a majority of the Continuing Directors may deem to be defective or inconsistent with other provisions of the Rights Agreement, or (z) to shorten or lengthen any time period under the Rights Agreement; however, the Rights Agreement

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cannot be so  supplemented  or  amended  to (A)  change  the  redemption  price, accelerate the expiration date of the Rights, change the Purchase Price, or change the number of shares of Common Stock for which a Right is exercisable, or
(B) lengthen (1) the time period when the Rights may be redeemed at a time when the Rights are not then redeemable, or (2) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or, the benefits to, the holders of Rights (other than an Acquiring Person or its Affiliates or Associates).

         The Rights may have certain "anti-takeover" effects, inasmuch as they may operate to cause substantial dilution to a person or group (and the Affiliates and Associates thereof) that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights may thus lessen the likelihood that a takeover attempt will be made with respect to the Company. However, in the opinion of the Company's management, the Rights will help ensure that the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company. The execution of the Rights Agreement and distribution of the Rights by the Company are not in response to any specific takeover threat or proposal, but are precautions being taken in order to help protect these interests of the Company's stockholders.


Item 2.  Exhibits.

Exhibit Number             Description of Exhibit
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4.17                       Rights Agreement,  dated as of June 4, 1997,  between
                           ELXSI  Corporation and  Continental  Stock Transfer &
                           Trust Company,  as Rights Agent (including as Exhibit
                           B thereto the Form of Rights
                           Certificate).


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         ELXSI CORPORATION


Dated:  June 10, 1997                    By: /s/ Alexander M. Milley
                                            ------------------------------------
                                              Alexander M. Milley
                                              President





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